Filed by: Crestwood Equity Partners LP

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Oasis Midstream Partners LP

Commission File Number: 001-38212

News Release CRESTWOOD EQUITY PARTNERS LP 811 Main Street, Suite 3400 Houston, TX 77002 www.crestwoodlp.com

Crestwood Announces Quarterly Distribution and Schedules Fourth Quarter 2021 Earnings Release Date

HOUSTON, TEXAS – January 20, 2022 – Crestwood Equity Partners LP (NYSE: CEQP) (“Crestwood”) announced today that the board of directors of its general partner has declared the partnership’s quarterly cash distribution of $0.625 per limited partner unit ($2.50 annually) for the quarter ended December 31, 2021, which is flat quarter over quarter. In addition, Crestwood announced a quarterly cash distribution of $0.2111 per Class A preferred equity unit ($0.8444 annually). Both common and preferred distributions will be made on February 14, 2022, to unitholders of record as of February 7, 2022.

Crestwood expects the previously announced acquisition of Oasis Midstream Partners LP (“OMP”) to close on February 1, 2022. Upon close, legacy OMP unitholders will have their ownership converted to Crestwood units at the previously disclosed exchange ratio. All legacy OMP unitholders that remain Crestwood unitholders as of the February 7, 2022 record date will receive Crestwood’s $0.625 per limited partner unit distribution attributed to the fourth quarter 2021. As previously announced, following the first quarter after the acquisition closes, Crestwood intends to recommend an approximate 5% limited partner distribution increase, or $2.62 per limited partner unit annually, to the board of directors attributable to the first quarter of 2022 and payable in May 2022.

Crestwood plans to report financial results for the fourth quarter 2021 and provide full-year 2022 financial guidance on Tuesday, February 22, 2022, before the New York Stock Exchange opens for trading. Following the announcement, management will host a conference call for investors and analysts at 9:00 a.m. Eastern Time (8:00 a.m. Central Time) that day to discuss the operating and financial results. Crestwood will provide an update on its operations and financial strategy at that time. The call will be broadcast live over the internet via audio webcast. Investors will be able to connect to the webcast via the “Investors” page of Crestwood’s website at www.crestwoodlp.com. Please log in at least ten minutes in advance to register and download any necessary software. A replay will be available shortly after the call for 90 days.

About Crestwood Equity Partners LP

Houston, Texas, based Crestwood Equity Partners LP (NYSE: CEQP) is a master limited partnership that owns and operates midstream businesses in multiple shale resource plays across the United States. Crestwood is engaged in the gathering, processing, treating, compression, storage and transportation of natural gas; storage, transportation, terminalling, and marketing of NGLs; gathering, storage, terminalling and marketing of crude oil; and gathering and disposal of produced water. Visit Crestwood Equity Partners LP at www.crestwoodlp.com; and to learn more about Crestwood’s sustainability efforts, please visit https://esg.crestwoodlp.com.

-more-

NEWS RELEASE

Forward Looking Statements

This press release may include certain statements concerning expectations for the future that are forward-looking statements as defined by federal securities law. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond management’s control. These risks and assumptions are described in Crestwood’s annual reports on Form 10-K and other reports that are available from the United States Securities and Exchange Commission. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s view only as of the date made. We undertake no obligation to update any forward-looking statement, except as otherwise required by law.

No Offer or Solicitation

This communication relates to the proposed transaction between OMP and Crestwood. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote approval, in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where You Can Find It

In connection with the proposed transaction, Crestwood filed a registration statement on Form S-4 on December 7, 2021 (as amended on December 28, 2021), that includes a consent statement/prospectus for the unitholders of OMP with the U.S. Securities and Exchange Commission (“SEC”). The registration statement was declared effective by the SEC on December 30, 2021, and on the same day Crestwood and OMP filed the definitive consent statement/prospectus in connection with the proposed transaction. This press release is not a substitute for the registration statement, the definitive consent statement/prospectus or any other document that Crestwood or OMP has filed or may file with the SEC. INVESTORS AND UNITHOLDERS OF CRESTWOOD AND OMP ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE CONSENT STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. Investors and unitholders may obtain a free copy of the definitive consent statement/prospectus filed by Crestwood and OMP with the SEC from the SEC’s website at www.sec.gov. Unitholders and other interested parties are also be able to obtain, without charge, a copy of the definitive consent statement/prospectus and other relevant documents from Crestwood’s website at https://www.crestwoodlp.com/investors/ or from OMP’s website at http://oasismidstream.investorroom.com.

NEWS RELEASE

Participants in the Solicitation

Crestwood, OMP and their respective directors, executive officers and general partners, and Oasis Petroleum and its directors and executive officers may be deemed to be participants in the solicitation of consents from the unitholders of OMP in respect of the transactions. Information about these persons is set forth in Crestwood’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 26, 2021, OMP’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 8, 2021, and subsequent statements of changes in beneficial ownership on file for each of Crestwood and OMP with the SEC. Unitholders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ unitholders generally, by reading the definitive consent statement/prospectus, or other relevant documents regarding the transaction (if and when available), which may be filed with the SEC.

Tax Notice to Foreign Investors

This release serves as qualified notice to nominees under Treasury Regulation Sections 1.1446-4(b)(4) and (d). Please note that 100% of Crestwood’s distributions to foreign investors are attributable to income that is effectively connected with a United States trade or business. Accordingly, all of Crestwood’s distributions to foreign investors are subject to federal income tax withholding at the highest effective tax rate for individuals or corporations, as applicable. Nominees, and not Crestwood, are treated as the withholding agents responsible for withholding on the distributions received by them on behalf of foreign investors.

Source: Crestwood Equity Partners LP

Crestwood Equity Partners LP

Investor Contact

Rhianna Disch, 713-380-3006

Rhianna.disch@crestwoodlp.com

Director, Investor Relations

Sustainability and Media Contact

Joanne Howard, 832-519-2211

Joanne.howard@crestwoodlp.com

Senior Vice President, Sustainability and Corporate Communications

###